UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 Petrobras publishes Sustainability Report 2022

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Rio de Janeiro, June 23, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that it filed, today, its 2022 Sustainability Report. In this important document you can find information about our main activities, management practices, indicators and commitments related to environmental, social and governance (ESG) issues. One of the main highlights of this year was the environmental projects supported by the Company, which conserved approximately 254,000 hectares of forests.

Another highlight refers to the decarbonization of the operations, with an absolute reduction of greenhouse gas emissions by 39% between 2015 and 2022. This reduction, aligned with the ambition of zero absolute operational emissions by 2050, reinforces the Company's commitment to expand its activities in low carbon businesses.

It is important to note that Petrobras' performance in low carbon businesses is expanding through the development of new businesses in CCUS (carbon capture, utilization and storage), renewable energy, hydrogen, and biorefining. At the same time, the Company also invests in nature-based solutions for climate change mitigation, especially the preservation and expansion of forests.

In addition to projects focused on forest restoration and conservation, Petrobras supports a number of initiatives for fauna preservation, with 236 species of fauna monitored and protected, and also a strong performance in the conservation of the ocean's biodiversity.

In 2023, the Company opened the largest public selection for social and environmental projects in its history, with an estimated investment of R$432 million in social and environmental projects. This initiative received a record number of applicants, mostly from the North and Northeast regions.

In the socio-environmental area, it is worth highlighting two lines of social projects - Education and Sustainable Economic Development - that serve communities in the area covered by the Company's operations. In 2022, these projects reached the mark of 25 thousand participants trained through initiatives of education for the labor market or actions to improve the quality of education. The initiatives aimed at children reached more than 7,000 direct participants - with special emphasis on the actions aimed at early childhood (children aged 0 to 6 years) through educational activities and initiatives to mobilize and improve the protection network for the rights of children and adolescents in all regions of Brazil.

The 2022 Sustainability Report can be checked out in full on Petrobras' Investor Relations website.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer